June 22, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Investview, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed June 2, 2020
File No. 333-236563
Staff Comment Letter dated June 12, 2020

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated June 12, 2020, with respect to the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed by Investview, Inc. For the convenience of the staff, we have included the staff’s comment, followed by our response.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

Comment 1. Please amend your filing to include updated Executive Compensation disclosure for your most recently completed fiscal year. See Item 402 of Regulation S-K.

Response 1. We have filed a Post-Effective Amendment No. 2 to our Registration Statement on Form S-1 and have updated our Executive Compensation disclosure to include our most recent fiscal year ended March 31, 2020.

Sincerely,

INVESTVIEW, INC.

/s/ Jospeh Cammarata
Joseph Cammarata
Chief Executive Officer